

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Via E-Mail
Thomas B. Mangas
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

> **Re: Starwood Hotels & Resorts Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-07959**

Dear Mr. Mangas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 29</u>

1. We note your disclosure that you have a 74% equity interest in Design Hotels AG. Please tell us how you account for this investment and advise us of the guidance upon which you relied.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page F-25

2.   We note the reconciliation on page F-27 of your tax provision at the U.S. statutory rate to the provision for income tax as reported. Please provide to us additional details regarding the composition of the foreign tax rate differentials. In this regard, tell us which of your foreign jurisdictions had a significant impact on your foreign tax rate differential for each period presented and the pre-tax income and effective tax rates of those jurisdictions.

3.   We note your disclosure on page 49 that subsequent to December 31, 2014, approximately $385 million of offshore cash was used to partially repay your Commercial Paper. Please more fully explain to us the reason for this transaction, the timing of your decision, the tax effect thereon, and whether you plan to use offshore cash for domestic cash needs in the future. Please also explain to us how this transaction was considered relative to your assertion on page F-27 that your undistributed foreign earnings and profits remain permanently reinvested.

4.   We note your disclosure on page F-27 regarding legal restructurings that resulted in a change in your indefinite reinvestment assertion and a $25 million tax benefit. Please provide us with additional details regarding these events including the factors that led to a change in your indefinite reinvestment assertion and whether the tax benefit is expected to be recurring. Additionally, if material disclose the expected impact of the change in your reinvestment assertion on future tax expense and cash flows in MD&A.

5.   We note that during your February 10, 2015 Q4 2014 earnings call your CFO indicated his belief that you will have a strong opportunity to return foreign asset sales proceeds back to the U.S. through the next couple of years. We further note in your disclosure on page F-28 that you continually assess your indefinite reinvestment assertions as you pursue opportunities to sell hotels and evaluate initiatives to better align your tax and legal entity structure with the footprint of your non-U.S. operations. Please tell us how these planned assets sales and alignment initiatives were contemplated relative to your assertion that your undistributed foreign earnings and profits remain permanently reinvested. Additionally, tell us and disclose in future filings whether you have changed your indefinite reinvestment assertion going forward in light of these factors and the offshore cash transaction referenced in the comment above.

6.   We note the disclosure on page F-28 regarding the resolution of a previous dispute related to foreign operating losses. Please quantify for us each of the items noted in the last sentence on page F-28 and update your disclosure in future filings if material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3446.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief